Filed by Monterey Capital Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Monterey Capital Acquisition Corporation

Commission File No. 001-41389

ConnectM and Monterey Capital Acquisition Corporation Announce Effectiveness of Registration Statement on Form S-4

~ Special Meeting to Approve Business Combination to be Held on July 10 ~

~ Upon Closing, the Combined Company is Expected to Trade on Nasdaq Under the Ticker “CNTM” ~

Marlborough, MA, June 24, 2024 -- ConnectM Technology Solutions, Inc. (“ConnectM” or the “Company”), a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and all-electric OEMs, and Monterey Capital Acquisition Corporation (NASDAQ: MCAC) (“MCAC”), a special purpose acquisition company, announced today that the Securities and Exchange Commission (“SEC”) has declared effective MCAC’s registration Statement on Form S-4 (the “Registration Statement”) in connection with ConnectM’s and MCAC’s previously announced proposed business combination (the “Business Combination”). MCAC has also filed with the SEC the definitive proxy statement/prospectus for its special meeting of stockholders (the "Special Meeting") to, among other things, approve the Business Combination with ConnectM.

The Special Meeting will be held virtually via live webcast at https://cstproxy.com/montereycapital/2024 on July 10, 2024, at 10 a.m. for MCAC stockholders of record as of the close of business on May 20, 2024 (the “Record Date”), at which MCAC’s stockholders will be asked to consider and vote upon proposals to approve the Business Combination and related matters.

The Business Combination is expected to close after the Special Meeting, subject to obtaining requisite stockholder approvals and the satisfaction or waiver of the conditions in the business combination agreement and other customary closing conditions. Upon closing of the Business Combination, the post-closing company will be renamed “ConnectM Technology Solutions, Inc.” and its common stock and warrants are expected to trade on The Nasdaq Stock Market, LLC (“Nasdaq”) under the ticker symbols “CNTM" and "CNTMW,” respectively. The entity currently named “ConnectM Technology Solutions, Inc.” will be renamed “ConnectM Operations, Inc.” and operate as a wholly-owned subsidiary of the publicly traded entity.

Bhaskar Panigrahi, Chairman and Chief Executive Officer of ConnectM, commented, "Today’s announcement represents a critical step towards our goal of ConnectM becoming a publicly traded company, as we advance to the special meeting. We are determined and committed to our long-term growth strategy, focused on value creation for all constituents.”

“It has been a pleasure working with Bhaskar and the entire ConnectM team as we have reached this critical phase in both ConnectM and MCAC’s respective businesses,” commented Bala Padmakumar, Chairman and Chief Executive Officer of MCAC. “I look forward to working with Bhaskar and the ConnectM team as I maintain an active role as the Vice-Chairman of the combined entity's board."

On January 3, 2023, ConnectM and MCAC previously announced their execution of a definitive Business Combination agreement. MCAC stockholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by MCAC’s Board of Directors that stockholders vote "FOR" the Business Combination proposal. Your vote "FOR" the Business Combination is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Okapi Partners, MCAC’s proxy solicitor, by telephone at 1-844-343-2623 or by email at info@okapipartners.com. MCAC stockholders who hold shares in "street name" (i.e., stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

ConnectM’s Business Combination with Monterey Capital Acquisition Corporation

As previously announced, ConnectM and Monterey Capital Acquisition Corporation (NASDAQ: MCAC) (“MCAC”), a special purpose acquisition company, entered into a proposed business combination on January 3, 2023 to form a combined public company. Upon closing, the newly combined company will trade on the NASDAQ under the symbol “CNTM.”

About ConnectM Technology Solutions, Inc.

ConnectM is a clean energy technology and solutions provider for residential and light commercial buildings and all-electric original equipment manufacturers, or OEMs, with a proprietary digital platform to accelerate the transition to solar and all-electric heating, cooling and transportation. By leveraging technology, data, artificial intelligence, contemporary design, and behavioral economics, ConnectM believes they are making electrification more user friendly, more affordable, more precise, and more socially impactful. To that end, they have built a vertically integrated company with wholly-owned service networks and the full technology stack to power them. ConnectM customers are able to reduce their energy dependence on fossil fuels, overall energy costs and carbon footprint.

For more information, please visit: https://www.connectm.com/.

About Monterey Capital Acquisition Corporation

MCAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. MCAC is led by Chief Executive Officer and Chairman of the Board Bala Padmakumar, Executive Vice President and Director, Vivek Soni and Company's Chief Financial Officer Daniel Davis. For more information, please visit: https://montereycap.com/

Advisors

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) is serving as legal counsel to MCAC in the transaction. Polsinelli P.C. (“Polsinelli”) is serving as legal counsel to ConnectM in the transaction. EF Hutton LLC is serving as the Capital Markets Advisor in the transaction.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between MCAC and ConnectM (the “Business Combination”), MCAC filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of MCAC’s common stock in connection with MCAC’s solicitation of proxies for the vote by MCAC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of MCAC to be issued in the Business Combination. MCAC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. The definitive proxy statement/prospectus and other relevant materials for the Business Combination has been mailed to stockholders of MCAC as of May 20, 2024. Stockholders are also able to obtain copies of the definitive proxy statement/prospectus, and other documents filed with the SEC incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC’s stockholders in connection with the transaction. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC’s executive officers and directors in the solicitation by reading MCAC’s Form S-4, Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Merger when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger will be set forth in the Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction (the “Merger”) between MCAC and ConnectM Technology Solutions, Inc., a Delaware corporation (“ConnectM”). All statements other than statements of historical facts contained in this report are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MCAC securities; the failure to satisfy the conditions to closing the transaction, including the requisite approvals by the stockholders of MCAC and the receipt of certain governmental and regulatory approvals; the risk that some or all of MCAC’s stockholders may redeem their shares in connection with the vote to amend MCAC’s certificate of incorporation and trust agreement or the closing of the transaction; the effect of the announcement or pendency of the transaction on the ConnectM’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the transaction; the ability to realize the anticipated benefits of the transaction; and ConnectM may use its capital resources sooner than it expects. Moreover, ConnectM operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond MCAC’s and ConnectM’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed below and other documents filed by MCAC’s from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. MCAC and ConnectM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM or the combined company will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

MZ North America

(203) 741-8811

ConnectM@mzgroup.us